Mail Stop 3561

October 8, 2008

CEC Entertainment, Inc.
Christopher D. Morris- Executive Vice President, Chief Financial Officer and Treasurer
4441 West Airport Freeway
Irving, Texas 75062

Re: CEC Entertainment, Inc.
Form 10-K for the year ended December 30, 2007
Filed February 28, 2008
File Number: 001-13687

Dear Mr. Morris:

We have reviewed your response letter dated September 19, 2008 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Form 10-K for the fiscal year ended December 30, 2007

Item 6- Selected Financial Data

Non-GAAP Performance Measures, page 18

1. We note your response to our prior comment 1. However, footnote 44 of FR-65, clearly indicates that "the fact that the non-GAAP financial measure is used by or useful to analysts cannot be the sole support for presenting the non-GAAP financial measure. Rather, the justification for the use of the measure must be substantive; it can, of course, be a substantive justification that causes a measure to be used by or useful to analysts." Therefore, it does not appear that you meet the substantive threshold for the presentation of Adjusted EBITDA as noted above. As such, we can not concur with the reasons management believes this non-GAAP measure is useful and we reissue our prior comment. You state that adjusted EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your industry. In this regard, it appears that your presentation of adjusted EBITDA also does not

meet the conditions of use specified in Item 10(e)(1)(i)(C) of Regulation S-K (see footnote 44 of FR-65.) Furthermore, it is unclear how this non-GAAP measure provides useful or comparable information as other industry registrants are not presenting a similar non-GAAP measure in filings with the commission. Please revise to delete this non-GAAP measure in future filings.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 8- Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

2. Reference is made to your responses to our prior comments 5-7. In your response, you state entertainment is the main factor attracting customers to your business. While we understand that you provide certain entertainment services for "free", our prior comments were intended to focus on revenues and costs associated with game sales. In this regard, while you state that tokens may be purchased as part of a package or in larger quantities, individual tokens may be purchased and your customer may choose to only dine or play games when visiting one of your locations. Additionally, customers may purchase food and beverage items without purchasing game tokens. As such, it is unclear how management concluded that providing volume discounts or sales discounts for products sold as a package precludes you from reporting these individual revenues streams separately from the sale of food and beverages. Furthermore, while we are cognizant of the fact that the company does not currently fully allocate all costs to each particular area, management is not precluded from estimating and allocating costs (e.g. utilities) based on reasonable factors and methodologies (e.g. sq footage dedicated to a particular cost driver) under the circumstances. Estimates and assumptions are inherent in the preparation of financial statements but disclosure must provide a complete and clear basis for the method(s) used by management for determining how reasonable estimates are derived. It also appears that at least the direct cost associated with the costs of providing entertainment and food for your customers, could and should be allocated. For example, the following is a list of some of the direct costs which could be reasonably allocated to each particular revenues generating activity:
   - The depreciation of game and entertainment equipment;
   - costs of prizes provided to your customers;
   - the depreciation of your kitchen equipment; and
   - direct food costs (including transportation and storage costs);
   - maintenance and repair of equipment.
   Therefore, we can not concur with your conclusion that you have a single aggregated revenues stream and believe that you should disaggregate the disclosure of "Company store sales" on the face of your consolidated statements

of earnings by expanding your revenues components to separately disclose amounts for "Food and Beverage Revenues" and "Amusement (Entertainment) and Other Revenues" as well as their separately related "Cost of Sales" amounts. We believe that this separate disclosure is supported as (i) Rule 5-03(b)(1)-(2) of Regulation S-X and provides for enhanced and separate disclosure of material revenue activities.

3. We note your response to our prior comment 6; however, your focus on the notion that your dining and entertainment areas are intermingled does not preclude you from the presentation requirements in Topic 11L.   In this regard, a number of other reporting registrants provide disaggregated financial data but also do not consider the elements to be mutually exclusive and in industries where revenue streams are neither distinct nor largely independent from each other. In addition, the guidance in Topic 11L was enacted to ensure that a detailed presentation is provided to afford an analysis of the relative contribution to operating profits for each of the revenues generating activities in circumstances such as yours. Additionally, there are some similar features in the nature of your operations to others as previously mentioned (e.g. cruise ships, movie theaters as well as others within your direct industry classification, etc.) that also provide a general area to do all their business, and provide a breakout of separate interrelated major components. Accordingly, please revise and advise, accordingly.

4. In connection with the comment above, since you state that food provides an inherent subsidy for your game tokens and entertainment services (which are the main factors attracting customers to your business), it would appear that providing investors with an analysis of the relative contribution to operating profits for each of the revenues generating activities is particularly important. Additionally, since game operations are subsidized through your dining operations, the fact that they are a loss leader should be thoroughly discussed within your filing.

5. You also state, in your prior response to our comment 6, that your entertainment areas are intermingled with your dining areas. While this might be true in regards to your live and/or animatronic stage performances, the majority of games are located in a separate room or within a segregated staging area. Please advise.

6. Lastly, based on the aforementioned factors and your response, we continue to believe that it appears that you should revise your MD&A disclosures to discuss both revenues as well as costs of sales for game sales and food products separately. This detailed and separate presentation affords investors of the relative contribution of these separate activities to revenues and costs. Specifically since entertainment appears to be one of your major revenue drivers and decreasing entertainment revenue trends could help shareholders anticipate future capital expenditures and identify potential issues. For guidance, please refer to FR-72 (Release No. 33-8350)

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
S.A.C.A.